Exhibit 17.1

Letter of Resignation
Daniel Dror

Brenham Oil & Gas Corp.
Board of Directors
November 10, 2016

I hereby resigned as Chief Executive Officer, President and Chairman of the Board of Directors of Brenham Oil & Gas Corp. (“Brenham”), effective immediately. The reason for my resignation is to permit me to pursue other business matters following the closing of the merger of Brenham with Africa International Capital Ltd which has resulted in a change in control of Brenham.

I have had not disagreements with Brenham’s operations, policies or practices.

Yours truly,

/s/: Daniel Dror
Daniel Dror